November 26, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:              Jeffrey Riedler, Assistant Director
Jennifer Riegel, Attorney
Michael Reedich, Special Counsel

Re:           Urigen Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1
Filed October 12, 2007
File No. 333-146674

Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 26, 2007.  Each comment is followed by the Company’s response.

FORMS-3

General

1.           Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the preferred shares that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the preferred shares).

Response:

The Company has disclosed the dollar value of the securities underlying the preferred shares    that it is registering for resale on page 5 of the Registration Statement.

61 BROADWAY    NEW YORK, NEW YORK  10006
T 212-930-9700  F 212-930-9725   www.srff.com

2.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any shares to be issued upon the conversion of the preferred stock in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the preferred stock and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of preferred stock.

Response:

Please see tables 1 and 3 beginning on page 22 of the Registration Statement.

3.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•           the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the preferred stock, presented in a table with the following information disclosed separately:

•           the market price per share of the securities underlying the preferred stock on the date of the sale of the preferred stock;

•           the conversion price per share of the underlying securities on the date of the sale of the preferred stock, calculated as follows:

-if the conversion price per share is set at a fixed price, use the price per share established in the purchase and sale agreement; and

-if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the preferred stock and determine the conversion price per share as of that date;

•           the total possible shares underlying the preferred stock (assuming no cash dividend payments, complete conversion of the shares of preferred stock);

•           the combined market price of the total number of shares underlying the preferred stock, calculated by using the market price per share on the date of the sale of the preferred stock and the total possible shares underlying the preferred stock;

•           the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the preferred stock calculated by using the conversion price on the date of the sale of the preferred stock and the total possible number of shares the selling shareholder may receive; and

•           the total possible discount to the market price as of the date of the sale of the preferred stock, calculated by subtracting the total conversion price on the date of the sale of the preferred stock from the combined market price of the total number of shares underlying the preferred stock on that date.

If there are provisions in the certificate of designation of preferences, rights and limitations of Series B that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

Please see table 3 on page 22 of the Registration Statement.

4.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

 - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:
Please see Table 4 on page 23 of the Registration Statement.

5.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the private placement transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•           the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock issued in the private placement and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to comments 3 and 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the preferred stock as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the preferred stock.
Response: Please see Table 5 on page 23 of the Registration Statement.

6.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction;

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that wereoutstanding prior to the transaction and held by persons other than the sellingshareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: There were no prior transactions between the Company and the selling stockholder any affiliates of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction. Please see Table 5

7.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•
the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•	the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:
Please see Table 6 on page 23 of the Registration Statement.

8.           Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments and dividends on the overlying securities; and

•
whether - based on information obtained from the selling shareholder - the selling shareholder has an existing short position in the company’s common stock and, if the selling shareholder has an existing short position in the company’s stock, the following additional information:

-	the date on which the selling shareholder entered into that short position; and

-
the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the private placement transaction and the filing of the registration statement (eg, before or after the announcement of the private placement transaction, before the filing or after the filing of the registration statement, etc.).

Response:
The Company has disclosed that it believes that it will have the financial ability to make all payments and dividends as required under the Series B Preferred Stock Purchase Agreement. In addition, the Company has disclosed that based upon information obtained from the selling stockholder, the selling stockholder does not have existing short position in the Company’s common stock. Please see page 24 of the Registration Statement.

9.           Please provide us, with a view toward disclosure in the prospectus, with:

• a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock; and

• copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:
The company has disclosed that it believes a description of the relationships and arrangements between and among the Company and, its predecessors, the selling stockholder and affiliates of the selling stockholder or persons with whom the selling stockholder has a contractual relationship in connection with the sale of the preferred stock is presented in the prospectus and all agreements between and/or among those parties are included as exhibits to the registration statement. Please see page 23 of the Registration Statement.

10.           Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholder” section of the prospectus.

Response:
The Company has included the method it used to determine the number of shares being registered, which is 33% of the shares held by stockholders other than officers, directors and affiliates.  Please see page 5 of the Registration Statement.

11.           With respect to the shares to be offered for resale by the selling security holder, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the shareholder.

Response:
The Company has disclosed that Marc Nordlicht has voting and dispositive power of the shares held by the selling stockholder. Please see page 20 of the Registration Statement.

12.           We note that you are registering the sale of 30, 800,000 of shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 41 5(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

•           The fact that there is only one selling shareholder which is selling 100% of theoffered shares;

•	The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;
•	The relationship of the selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholder for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or its affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the preferred stock (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not the selling shareholder is in the business of buying and selling securities.

Response:

The Company has reduced the number of shares included in the Registration Statement to 13,120,000 which represents 33% of the shares held by stockholders other than officers, directors and affiliates of the Company. The Company believes this is in line with the Commission’s interpretation and application of Rule 415.

Based upon the reduction in the number of the shares being registered, the Company believes, the transaction is properly characterized as a transaction that is eligible to be made under Rule 415. In addition, please note the following:

The selling stockholder acquired the securities of the Company pursuant to a Series B Convertible Preferred Stock Purchase Agreement dated as of July 31, 2007. Pursuant to the agreement, the Company sold 210 shares of its Series B Convertible Preferred Stock, par value $.001 per share, at a purchase price of $10,000 per share or gross proceeds of $2,100,000. The Company also issued to the selling stockholder a warrant to purchase 14,000,000 shares of the Company’s common stock exercisable a price of $0.18 per share. The warrants have a term of five years, and expire on August 1, 2012.

The selling stockholder is not an affiliate of the Company. As defined in Rule 144 as promulgated pursuant to the Securities Act of 1933, as amended, “an affiliate of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.” The selling stockholder neither controls nor is under common control with the Company. The selling stockholder does not participate in the Company’s management, either directly or indirectly, has no power to control the policies of the Company and is merely a holder of the Company’s Series B preferred stock and warrants issued by the Company.

The dollar value of the shares included in the Registration Statement is $3,148,800 based upon the closing price of $0.24 of the Company’s common stock on July 31, 2007, the date of the closing of the Series B Preferred Stock purchase Agreement. At the closing, the Company received gross proceeds of $2,100,000.

The conversion price of the Series B preferred stock is $0.15 per share. The exercise price of the warrants issued to the selling stockholder is $0.18. On July 31, 2007, the date of the closing of the Series B Preferred Stock purchase Agreement, the market price of the Company’s common stock was $0.24. On November 20, 2007, the closing price of the Company’s common stock was $0.10.

The Selling Stockholder is in the business of buying and selling securities.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.

Thank you in advance for your prompt review and assistance.  If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe
Marcelle S. Balcombe